U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            FORM 12b-25

                                                  SEC FILE NUMBER
                                                      0-29424
     NOTIFICATION OF LATE FILING

                                                   CUSIP NUMBER
                                                   04516K 10 4

          (Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For Period Ended: September 30, 1997
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




















Part I - Registrant Information

Full Name of registrant:           ASIA ELECTRONICS HOLDING CO.  INC.
Former Name if Applicable:
Address of Principal Executive     c/o Harney, Westwood & Riegels
Office (Street and Number):        Craigmuir Chambers, P.O. Box 71
City, State and Zip Code:          Road Town, Tortola, British Virgin Islands


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As a result of the registrant's having only recently become a public company, and due to its recent acquisitions of two companies, the registrant has not been able to prepare its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 without unreasonable effort or expense. Such Quarterly Report will be filed by November 19, 1997.














Part IV - Other Information


(1) Name and telephone number of persons to contact in regard to this notification:

     Edward W. Kerson             (212)                        969-3000
     (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [x] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes        [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



























                   ASIA ELECTRONICS HOLDING CO.  INC.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 17, 1997                By:  /s/ Wenya Li
                                             Wenya Li
                                             Secretary